PATRIOT INVESTMENT CORPORATION

Room 517, No. 18 Building
Nangangjizhoing District,
Hi-Tech Development Zone,
Harbin, Heilongjiang, People’s Republic of China
Telephone: 86-0451-87011257

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 27, 2007, to the holders of record at the close of business on June 26, 2007 (the “Record Date”) of common stock, par value $0.001 per share (“Common Stock”) of Patriot Investment Corporation, a Nevada corporation (“the Company” or “Patriot”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Share Exchange Agreement entered into among the Company, Everwin Development Ltd. and certain other parties as described below. This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

On the Record Date, there were 47,000,000 shares of Patriot common stock issued and outstanding, each of which was entitled to cast one vote per share, and 10,000,000 shares of Patriot Series A Voting Convertible Preferred Stock, each of which is entitled to cast 4.753 votes per share.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS IS REQUIRED
IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On June 26, 2007, Patriot Investment Corporation, a Nevada corporation (“Patriot” or the “Company”), and Bradley Shepherd, an officer, director and principal shareholder of Patriot, entered into a Share Exchange Agreement with Everwin Development Ltd., a corporation organized under the laws of British Virgin Islands (“Everwin”); Harbin SenRun Forestry Development Co., Ltd., a corporation organized under the laws of the People’s Republic of China (“Harbin SenRun”); Jin Yuan Global Limited, a corporation organized under the laws of the Hong Kong SAR of the People’s Republic of China (“Hong Kong Jin Yuan”); and the Jin Yuan Global Limited Trust, a Hong Kong trust created pursuant to a Declaration of Trust and an Indemnity Agreement dated March 10, 2007 (the “Jin Yuan Global Limited Trust”). The transactions contemplated by the Share Exchange Agreement were closed and completed on June 26, 2007 (the “Closing Date”) and resulted in a change of control of the Company. Pursuant to the terms of the Share Exchange Agreement, at Closing, the Company issued Everwin a total of 10,000,000 shares of the Company’s Series A Voting Convertible Preferred Stock (the “Preferred Stock”) in exchange for all the issued and outstanding share capital of Hong Kong Jin Yuan and cash in the amount of $610,000 plus $25,000 that had been paid by Everwin pursuant to a deposit escrow agreement and was retained by Patriot. The Preferred Stock is convertible into 47,530,000 shares of common stock at the option of the holder at any time after July 31, 2007 and is entitled to 4.753 votes per share. Following the cancellation and exchange of shares by the officers of Patriot provided for by the Share Exchange Agreement, the Preferred Stock will represent approximately 95.1% of the voting control of the Company.

The Share Exchange Agreement contains covenants that Everwin, in its capacity as controlling stockholder of the Company following Closing, will not for a period of one year following the Closing Date approve any reverse splits in the Company’s common stock or permit the Company to register more than 6,000,000 shares of common stock pursuant to an S-8 registration statement. The Share Exchange Agreement also grants demand and “piggyback” registration rights to Everwin and the Company’s former officers.

Pursuant to the Share Exchange Agreement, on the Closing Date, the Company’s board of directors declared a special cash distribution (the “Special Cash Distribution”) in the aggregate amount of $576,690, or $0.01227 per share, payable on July 16, 2007 to the stockholders of record of the 47,000,000 issued and outstanding shares of the Company’s common stock on July 6, 2007.

The foregoing summary of selected provisions of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is included as an exhibit to the Company’s current report on Form 8-K, which is expected to be filed with the U.S. Securities and Exchange Commission on or before July 2, 2007.

At Closing, Bradley Shepherd resigned from his positions as an officer of the Company and Chunman Zhang was appointed as Chief Executive Officer, Chief Financial Officer and Treasurer, and Degong Han was appointed as President and Secretary, of the Company. At Closing Todd Gee resigned from his position as a director of the Company and Man Ha was appointed to fill the vacancy created thereby. Mr. Shepherd resigned as a director of the Company effective following the expiration of the required ten (10) day transmittal notification to the stockholders under Regulation 14f-1 of the Securities Exchange Act, which notice is effected by this Information Statement. At the effective time of Mr. Shepherd’s resignation, the board of directors will be increased to three persons and Degong Han and Kunlun Wang will be appointed as directors of the Company.

At Closing, Bradley Shepherd and Todd Gee delivered stock certificates representing 44,851,000 shares of the Company’s restricted common stock to the Company’s transfer agent with irrevocable transfer instructions instructing the transfer agent to cancel such shares on the day following the payment date for the Special Cash Distribution, and to issue in exchange for such shares 321,500 restricted shares of Patriot common stock following the transactions contemplated by the Stock Purchase Agreement, with 221,500 of such shares being issued to Brad Shepherd and 100,000 shares being issued to Todd Gee.  The Exchange Agreement also provided that during the period from the Closing Date until the date the above share exchange has been completed Mr. Shepherd will vote all shares of Patriot held by him in accordance with the instructions of Everwin.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

The following table sets forth as of June 26, 2007, the number of shares of the Company’s Common Stock and Series A Voting Convertible Preferred Stock owned of record or beneficially by each person known to be the beneficial owner of 5% or more of the issued and outstanding shares of the Company’s voting stock, and by each of the Company’s directors and executive officers and by all its directors and executive officers as a group. The share figures and percentages in the table below have been adjusted to give effect to the Closing and the cancellation and exchange of shares by the Company’s former officers that will be effective on the business day following the payment date for the Special Cash Distribution. On such date, after giving effect to the cancellation and exchange of shares, there will be issued and outstanding 2,470,000 shares of the Company’s Common Stock and 10,000,000 shares of its Series A Voting Convertible Preferred Stock, each of which is entitled to 4.753 votes and is convertible into 4.753 shares of Common Stock.

Title of Class	Name	Number of Shares Owned(1)	Percent of Voting Power

Principal Stockholders

Preferred	Everwin Development Ltd.(2)(3)	47,530,000.(2)(3)	95.1%

Directors and Executive Officers

Preferred	Chunman Zhang(2)(3)	--	0.0%
Preferred	Degong Han(2)(3)	--	0.0%
Preferred	Kunlun Wang(2)(3)	--	0.0%
Preferred	Man Ha	47,530,000(2)(3)	95.1%

Preferred	All Officers and Directors as a Group (4 persons) (2)(3)(4)	47,530,000(2)(3)	95.1%

(1)	Except as otherwise indicated, the shares are owned of record and beneficially by the persons named in the table.
(2)
Represents 10,000,000 shares of Series A Voting Convertible Preferred Stock, each of which is entitled to 4.753 votes per share and is convertible after July 31, 2007 into 4.753 shares of Common Stock, or a total of 47,530,000 shares of common stock on an “as converted” basis. These 10,000,000 shares of Series A Voting Convertible Preferred Stock are being presented in the table on an “as converted” basis into common stock, although such conversion will not take place until after July 31, 2007.

(3)
Everwin Development Ltd. is British Virgin Islands corporation of which Man Ha is the sole director, secretary and sole shareholder. As a result, Man Ha may be deemed to be a beneficial owner of the shares of common stock of Patriot into which the Series A Voting Convertible Preferred Stock held of record by Everwin is convertible. The address for Everwin is 3rd Floor, Goldlion Digital Network Center, 138 Tiyu Road East, Tianhe, Guangzhou, PRC.

(4)
Before giving effect to the cancellation and exchange of shares, there are 47,000,000 shares of common stock issued and outstanding. Bradley Shepherd owns 45,037,500 shares, Todd Gee owns 100,000 shares and there are 1,862,500 shares in the float.  On July 17, 2007, Mr. Shepherd will exchange 44,751,500 of his shares for 221,500 shares of common stock and Mr. Gee will exchange 100,000 of his shares for 100,000 shares of common stock. Mr. Shepherd will end up owning 507,500 shares of common stock and Mr. Gee will end up owning 100,000 shares of common stock.

DIRECTORS AND EXECUTIVE OFFICERS

At Closing, Bradley Shepherd resigned from his positions as president, secretary and treasurer of the Company and Chunman Zhang was appointed as Chief Executive Officer, Chief Financial Officer, and Treasurer, and Degong Han was appointed President and Secretary, of the Company. In addition, Todd Gee resigned from his position as a director of the Company and Man Ha was appointed as a director to fill the vacancy created thereby.  Bradley Shepherd resigned as a director of the Company effective on the tenth (10th) day following the mailing of this Information Statement to the stockholders of the Company at which time the board of directors will be increased to three persons and Degong Han and Kunlun Wang will be appointed as directors of the Company.

To the best of the Company’s knowledge, immediately prior to the Closing, Man Ha, Degong Han and Kunlun Wang were not directors, did not hold any position with the Company, nor had they been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which would be required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission. To the best of the Company’s knowledge, none of such persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has he or she been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

The names of the officers and directors of the Company following Closing, as well as certain information about them are set forth below:

Name	Age	Position(s) with the Company
Bradley Shepherd(1)	53	Director
Man Ha	44	Director
Chunman Zhang	45	CEO, CFO and Treasurer
Degong Han(2)	52	President, Secretary and Director
Kunlun Wang(3)	39	Director

(1)	Mr. Shepherd has resigned as a director of the Company effective ten days following the mailing of this Information Statement.
(2)	Mr. Han will be appointed as a director on the date Mr. Shepherd’s resignation becomes effective.
(3)	Ms. Wang will be appointed as a director on the date Mr. Shepherd’s resignation becomes effective.

Bradley S. Shepherd. Mr. Shepherd is the owner and manager of Shepherd’s Allstar Lanes, Inc., a bowling center, restaurant, and lounge located in West Jordan, Utah. After managing the business for three years, Mr. Shepherd purchased the business in June of 1993. Mr. Shepherd also manages and is trustee for the Roger L. Shepherd Family Trust, which owns and leases commercial office and warehouse buildings and residential properties in the Salt Lake City area.

Chunman Zhang. Mr. Zhang, age 45, graduated from Institute of the Supply and Marketing in Heilongjiang Province, with distinction with a major in Commercial Finance and Industrial Accounting in 1981. Later in the same year, he was selected to be a financial accountant in Youth Company, which was a subcommittee of the Heilongjiang Province Supply and Marketing Committee. From March 1984, Zhang began to work as the Senior Manager and Finance Director in the Financial Department of the Agriculture Material Company in Heilongjiang Province. As the leader, Zhang organized good team work and achieved many rewards from the head office. In August 1984, Zhang was transferred to a foreign trade company of the Supply and Marketing Committee. During the following nine years, Zhang was promoted to be the financial manager and CFO in a subsidiary in Poland. And that was a useful experience for Zhang to be proficient in international accounting. In March 2003, Mr. Zhang worked as the CFO and Director in Lingfei Medicine Limited in Harbin.

Degong Han. Mr. Han, age 52, used to work in YiChun Xinqing Forestry Bureau as a supervisor of the sales department in 1979. After 4 years, he was promoted to the position of administrator and in 1995, Han was the senior manager of the forestry bureau. In August 1990, Han achieved the Reward Degree of Forestry Studies.  From 1996 to 2003, Han began to research the innovation of the forestry industry. And from 2004, he founded Harbin Senrun Forestry Development Limited.

Kunlun Wang. Ms. Wang, age 39 graduated from Harbin Watercraft Engineering Institute in 1990, and majored in Electron Engineering. From 1990 to 1992, Wang worked in the customer service department in Panasonic Inc. (China), Heilongjiang Province Technique Supports. In 1999, Wang began to work in Zhuhai Northeast Jincheng Estate Limited and worked as an administrator for three years. From 1994 to 1997, she joined the Orient Group (a public company in China) for International Trading. From 1997, Ms. Wang founded the family company, Harbin Pingchuan Pharmaceutical, Inc, a North Carolina corporation, and took the charge of the capital management. On August 2, 2004, the company listed on the OTCBB in the USA. The company effected a redomicile merger with Shandong Zhouyuan Seeds and Nursery Co., a Delaware corporation, and listed on OTCBB in America again with a new ticker symbol. From 2005 to present, Ms. Wang cooperated with Mr. ZENG Zhixiong, the chairman of China World Trade Corporate and founded the World Trade Full Capital (Beijing) Investment Consultancy Limited. Ms. Wang was the Executive Director and the General Manager.

Man Ha, age 44, was appointed as Chief Financial Officer of China World Trade Corporation on February 28, 2006. He has over 20 years of experience in the areas of auditing, transaction advisory services and commercial fields. In the past, he was executive director, group financial controller and company secretary of several publicly traded companies that were listed on the Hong Kong Stock Exchange. Mr. Ha holds a Masters Degree in Professional Accounting from the Open University of Hong Kong. He is also a fellow member of The Association of Chartered Certified Accountants and The Hong Kong Institute of Certified Public Accountants.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

The Company presently does not have an audit committee, compensation committee or nominating committee. The Company does not have an audit committee charter or a charter governing the nominating process as the management of the Company believes that until this point it has been premature at the early stage of the Company’s management and business development to form an audit, compensation or nominating committee. However, the new management of the Company may form an audit, compensation and nominating committee in the future. Until these committees are established, these decisions will continue to be made by the Board of Directors. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate’s character, judgment, skills and experience in the context of the needs of the Company and the Board of Directors.

The Company’s Board of Directors does not currently provide a process for stockholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes. However, the new management of the Company may establish a process for stockholder communications in the future.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Prior to Closing, the Company utilized office space at the residence of Bradley Shepherd at no charge.

For the year ended December 31, 2006, Bradley Shepherd who was then president of the Company advanced $5,100 to the Company. For the year ended December 31, 2005 and 2004, Mr. Shepherd advanced $9,600 and $6,375 to the Company, respectively. During the year ended December 31, 2004 Mr. Shepherd cancelled and returned to the Company 3,000,000 shares of common stock that had been issued to him in exchange for cash advances in the amount of $3,000 in late 2004 and such advances were reinstated. At Closing, the Company paid Mr. Shepherd $34,950 in full satisfaction of all advances previously made to the Company by Mr. Shepherd, including interest thereon, which had an outstanding balance of approximately $37,491 on the Closing Date.

At Closing, Bradley Shepherd and Todd Gee delivered stock certificates representing 44,851,000 shares of the Company’s restricted common stock to the Company’s transfer agent with irrevocable transfer instructions instructing the transfer agent to cancel such shares on the day following the payment date for the Special Cash Distribution, and to issue in exchange for such shares 321,500 restricted shares of Patriot common stock following the transactions contemplated by the Stock Purchase Agreement, with 221,500 of such shares being issued to Brad Shepherd and 100,000 shares being issued to Todd Gee. The Exchange Agreement also provided that during the period from the Closing Date until the date the above share exchange has been completed Mr. Shepherd will vote all shares of Patriot held by him in accordance with the instructions of Everwin.

Except for the transactions described above, there are no proposed transactions and no transactions during the past two years to which the Company was (or is) a party, and in which any officer, director, or principal stockholder, or their affiliates or associates, was also a party.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by the Company’s chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

SUMMARY COMPENSATION TABLE

Name of Officer	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation	All Other Compensation	Total

Bradley Shepherd(1)	2006	--	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--	--
Zhang, Chunman	2006	--	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--	--
Han, Degong	2006	--	--	--	--	--	--	--	--
	2005	--	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--	--

(1)   Mr. Shepherd resigned from his officer positions with the Company at the Closing.

Option Grants in Last Fiscal Year

There were no options granted to any of the named executive officers during the year ended December 31, 2006.

During the year ended December 31, 2006, none of the named executive officers exercised any stock options.

Employment Agreements

The Company has no employment agreements with any of its employees.

Equity Compensation Plan Information

The Company currently does not have any equity compensation plans; however the Company is currently deliberating on implementing an equity compensation plan.

Directors’ and Officers’ Liability Insurance

The Company currently does not have insurance insuring directors and officers against liability; however, the Company is in the process of investigating such insurance.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, as amended, requires the Company’s directors and executive officers, and persons who own more than 10% of the Company’s equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the best knowledge of Patriot based on the filings made, during fiscal year 2006, the officers, directors and 10% stockholders of the Company filed all Section 16(a) reports they are required to file on a timely basis except as follows: (i) The Form 3/A filed by Todd Gee on or about June 27, 2007 to amend the Form 3 report originally filed on October 20, 2004; (ii) the Form 4/A filed by Bradley Shepherd on or about June 27, 2007 to amend the Form 4 report originally filed on October 20, 2004; and (iii) the Form 4 filed by Bradley Shepherd on or about June 27, 2007 with respect to the disposition transaction with the issuer that occurred on or about December 1, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Patriot Investment Corporation has duly caused this report to be signed by the undersigned hereunto authorized.

Date: June 27, 2007		Patriot Investment Corporation

	By:	/s/ Chunman Zhang
Chunman Zhang
CEO and CFO